October 15, 2009

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

      Re: **Liberty Property Trust**
              Form 10-KSB for the year ended December 31, 2008
              File No. 001-13130

Dear Mr. Alburger:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kevin Woody
                    Accounting Branch Chief